[LETTERHEAD OF KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP]

October 18, 2007

Via Edgar and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attn:  H. Christopher Owings
Assistant Director

Re: Fuqi International, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 2, 2007
File No. 333-144290

Dear Mr. Owings:

On behalf of Fuqi International, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 3 to the Company’s Registration Statement on Form S-1 (“Amendment No. 3 to Form S-1”) that was originally filed with the Commission on July 2, 2007 (“Form S-1”) and amended by Amendment No. 1 on Form S-1/A filed with the Commission on August 28, 2007, and Amendment No. 2 on Form S-1/A filed with the Commission on October 2, 2007 (“Amendment No. 2 on Form S-1”). We are also forwarding to you via Federal Express courtesy copies of this letter and Amendment No. 3 to Form S-1, in a clean and marked version to show changes from Amendment No. 2 on Form S-1.

The staff of the Securities and Exchange Commission (the “Staff”) issued a comment letter, dated October 17, 2007, in respect of Amendment No. 2 to the Form S-1. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Staff, each comment is repeated verbatim with the Company’s response immediately following.

Form S-1

Executive Compensation, page 59

1.
Comment: We note that the level and components of the compensation packages for your executive officers under the Employment Agreements were determined based upon comparisons with the compensation packages of certain public companies in the United States and Hong Kong and that Mr. Chong proposed the levels of compensation of your executive officers based upon this publicly available information. Please describe the components of the compensation packages that were relevant to determining compensation packages for your executive officers and, in doing so, describe the companies you utilized and explain why the companies you evaluated were appropriate for such a comparison.

Response: We respectfully note your comment and have revised the disclosures to describe the components of the compensation packages that were relevant to determining compensation packages for our executive officers and to describe the companies the Company utilized and appropriateness for utilizing such comparison companies. Among other things, the revised disclosures indicate that the Company reviewed and evaluated the compensation packages of specialty jewelry manufacturers, distributors and retailers, in addition to other Chinese specialty companies in the manufacture and retail of consumer products of similar market size and stage of growth.

H. Christopher Owings
October 18, 2007

2.
Comment: We note your indication that the key areas of corporate performance "taken into account in setting compensation policies and decisions are growth of sales, cost control, profitability, and innovation." Elaborate upon how these areas of corporate performance impact the compensation you propose to grant and which form of compensation, salary or stock-based compensation or both, is evaluated using these measures.

Response: We respectfully note your comment and have revised the disclosure to indicate how the corporate performance factors affect the form and level of compensation to our officers.

3.
Comment: You indicate that you plan to review the compensation packages of your executive officers at least annually to determine whether you "adequately compensate [y]our executive officers relative to comparable officers in other companies with which [you] compete for executives." We further note that these companies "may or may not be public companies or companies located in the PRC or even, in all cases, companies in a similar business." Revise your disclosure to explain why you believe it would be appropriate to consider evaluating companies that fall into such criteria in ensuring that your officers are adequately compensated.

Response: We respectfully note your comment and have revised the disclosures to more specifically describe the comparison companies that the Compensation Committee with evaluate in determining whether the Company’s officers are adequately compensated, in addition to explaining why the Company believes that an evaluation of the companies that fall into the comparison group would be appropriate in determining the compensation of the Company’s officers.

4.
Comment: With respect to Equity Compensation, we note your indication that your Compensation Committee "will evaluate [y]our achievements for the fiscal year based on performance factors and results of operations such as revenues generated, cost of revenues, and net income." We note that you have not disclosed what those quantitative results of operations targets are expected to be nor is it clear when you will set these targets. If you know what these targets are expected to be for the current fiscal year, please disclose these targets and discuss how difficult or likely it will be for the executive or registrant to achieve the target levels or other factors. Further, please discuss any discretion that may be exercised in granting these awards absent attainment of the stated performance goals. See Instruction 4 to Item 402(b) of Regulation S-K.

Response: We respectfully note your comment and revised the disclosures accordingly.

5.	Comment: Also with respect to Equity Compensation, please also tell us why you have opted to grant the options with differing vesting dates.

Response: We respectfully note your comment and revised the disclosure accordingly.

6.
Comment: It appears you mailed your definitive information statement prior to receiving clearance from the staff on the Form S-1. Please tell us what consideration you have given to updating your information statement in light of our comments on the executive compensation discussion in the Form S-1.

Response: We respectfully note your comment; however, the Company respectively believes that the requested information is not material to an investor’s understanding to the matters subject to the Schedule 14C information statement. As such, the Company does not believe the investors need be provided with any such amended information in connection with the distribution of the Schedule 14C information statement. For this reason, the Company respectively takes the position that no updating of the information statement is necessary in light of the staff’s comments on the disclosures regarding Executive Compensation as found in the Form S-1 registration statement.

H. Christopher Owings
October 18, 2007

Draft Legality Opinion

7.	Please ensure that you file a final, executed legality opinion prior to seeking effectiveness.

Response: We respectfully note your comment and have filed the opinion to the registration statement.

Please do not hesitate to contact the undersigned or Anh Q. Tran, Esq. at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti
Thomas J. Poletti

cc:   Mara Ransom, SEC
YuKwai Chong, Fuqi International, Inc.